                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13G
                                 (RULE 13d-102)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                  PURSUANT TO RULES 13d-1(b), (c), and (d) and
                  AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)


                                    Suez S.A.
                          ----------------------------
                                (Name of Issuer)

                Ordinary Shares, nominal value Euro 2 per share
           ---------------------------------------------------------
                         (Title of Class of Securities)

                                   864686100*
           ---------------------------------------------------------
                                 (CUSIP Number)

                               September 18, 2001
             ------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)




Check the appropriate box to designate the rule pursuant to which this Schedule is filed:


                                [ ] Rule 13d-1(b)
                                [ ] Rule 13d-1(c)
                                [X] Rule 13d-1(d)

* This CUSIP number relates to American Depositary Shares.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                        (Continued on following pages.)


                                  Page 1 of 5
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================================================================================

CUSIP NO.  864686100                  13G


   1   Name of Reporting Person:  GROUPE BRUXELLES LAMBERT

       I.R.S. Identification No. of Above Person (Entities Only):  00-0000000

--------------------------------------------------------------------------------
   2   Check the Appropriate Box if a Member of a Group             (a) [ ]
                                                                    (b) [ ]

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   3   SEC Use Only

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   4   Citizenship or Place of Organization

       BELGIUM

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        Number of            5  Sole Voting Power:  72,457,485
         Shares
                             ---------------------------------------------------
      Beneficially           6  Shared Voting Power:  -0-
        Owned By
                             ---------------------------------------------------
          Each               7  Sole Dispositive Power:  72,457,485
        Reporting
                             --------------------------------------------------
       Person With           8  Shared Dispositive Power:  -0-

--------------------------------------------------------------------------------
   9   Aggregate Amount Beneficially Owned by Each Reporting Person:  72,457,485

--------------------------------------------------------------------------------
  10   Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares  [ ]

--------------------------------------------------------------------------------
  11   Percent of Class Represented by Amount in Row (9):  7.1%

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  12   Type of Reporting Person:  CO

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ITEM 1(a).  NAME OF ISSUER:

            Suez S.A.

ITEM 1(b).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

            16, rue de la ville l'Eveque, 75008 Paris, France

ITEM 2(a).  NAME OF PERSON FILING:

            Groupe Bruxelles Lambert

ITEM 2(b).  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

            24 avenue Marnix, 1000 Brussels, Belgium

ITEM 2(c).  CITIZENSHIP:  Belgium

ITEM 2(d).  TITLE OF CLASS OF SECURITIES:

            Ordinary Shares, nominal value Euro 2 per share, represented by American Depositary Shares

ITEM 2(e). CUSIP NUMBER: 864686100 (CUSIP Number relates to American Depositary Shares.)

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

            (a)   [ ]   Broker or dealer registered under Section 15 of the
                        Exchange Act;

            (b)   [ ]   Bank as defined in Section 3(a)(6) of the Exchange Act;

            (c)   [ ]   Insurance Company as defined in Section 3(a)(19) of the
                        Exchange Act;

            (d)   [ ]   Investment Company registered under Section 8 of the
                        Investment Company Act;

            (e)   [ ]   An investment adviser in accordance with Rule
                        13d-1(b)(1)(ii)(E);

            (f)   [ ]   An employee benefit plan or endowment fund in accordance
                        with Rule 13d-1(b)(1)(ii)(F),

            (g)   [ ]   A parent holding company or control person , in
                        accordance with Rule 13d-1(b)(1)(ii)(G);

            (h)   [ ]   A savings association as defined in Section 3(b) of the
                        Federal Deposit Insurance Act;

            (i)   [ ]   A church plan that is excluded from the definition of an
                        investment company under Section 3(c)(14) of the Investment Company Act;

            (j)   [ ]   Group, in accordance with Rule 13d-1(b)(1)(ii)(J).


                                  Page 3 of 5
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ITEM 4.     OWNERSHIP.

            (a)   Amount beneficially owned:  72,457,485*

            (b)   Percent of class:  7.1%

            (c)   Number of shares as to which such person has:

                  (i)   Sole power to vote or to direct the vote:  72,457,485

                  (ii)  Shared power to vote or to direct the vote:  0

                  (iii) Sole power to dispose or to direct the disposition of:
                        72,457,485

                  (iv)  Shared power to dispose or to direct the disposition of:  0

ITEM 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

            Not Applicable.

ITEM 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

            Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

            Not Applicable.

ITEM 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

            Not Applicable.

ITEM 9.     NOTICE OF DISSOLUTION OF GROUP.

            Not Applicable.

ITEM 10.    CERTIFICATION.

            Not Applicable.


------------------

* Consists mainly of shares of Compagnie de Suez (now Suez) and Lyonnaise des Eaux, S.A. (merged into Compagnie de Suez in 1997) owned prior to the Issuer's listing of its American Depositary Receipts.


                     [SIGNATURE APPEARS ON FOLLOWING PAGE.]


                                  Page 4 of 5
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                                   SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    GROUPE BRUXELLES LAMBERT



                                    By:    /s/ Ann Opsomer
                                           -------------------------------
                                    Name:  Ann Opsomer
                                    Title: Head of Legal and Tax Department


Date: August 19, 2002


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